UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

August 23, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #3 to

       Registration Statement on Form S-1

       Filed on: August 8, 2011

       File No. 333 -174334

Dear Ms. Kim:

Pursuant to the staff’s telephone conversation with counsel of Umax Group Corp., a Nevada corporation (the “Company”), on August 23, 2011, the Company hereby respectfully requests the immediate withdrawal of its letter dated August 16 2011, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-174334).

Regards,

UMAX GROUP CORP.

By:	/s/	Rafal Lewandowski
	Name:	Rafal Lewandowski
	Title:	President, Treasurer and Director
(Principal Executive, Financial and Accounting Officer)

By:	/s/	Ekaterina Goldfinger
	Name:	Ekaterina Goldfinger
	Title:	Secretary